Exhibit 99.1

Autohome Inc. Announces Results of Extraordinary General Meeting

BEIJING, February 2, 2021 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that each of the following proposed resolutions submitted for shareholder approval has been adopted as a special resolution at its extraordinary general meeting of shareholders held in Beijing today:

1.

All authorized class A ordinary shares and class B ordinary shares are re-designated and combined into one single class of ordinary shares, and subsequently each ordinary share is subdivided into four shares, effective as of February 5, 2021 (the “Share Subdivision”). As a result of this variation of share capital, the authorized share capital of the Company shall be US$1,000,000,000 divided into 400,000,000,000 ordinary shares of a par value of US$0.0025 each, effective as of February 5, 2021.

2.

The Fifth Amended and Restated Memorandum of Association and Articles of Association is adopted in substitution for and to the exclusion of the Company’s currently effective fourth amended and restated memorandum of association and articles of association, effective as of February 5, 2021.

The Company also announced that, concurrently with the effectiveness of the variation of share capital of the Company, the ratio of ADS to ordinary share will be adjusted to one ADS representing four ordinary shares, beginning on February 5, 2021 (the “ADS Ratio Change”). Accordingly, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of our ADSs on the NYSE, as the percentage interest in our Company represented by each ADS will not be altered.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

In China:

Anita Chen

Investor Relations

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

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